

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

April 12, 2007

Mr. Robert J. Vold
Senior Vice President and Chief Financial Officer
Gander Mountain Company
180 East Fifth Street
Suite 1300
Saint Paul, Minnesota 55101

      RE: Gander Mountain Company
             Form 10-K for Fiscal Year Ended January 28, 2006
             Filed April 13, 2006
             Form 8-K filed May 31, 2006
             Form 10-Q for Quarterly Period Ended April 29, 2006
             Filed June 8, 2006
             Form 8-K filed December 12, 2006
             File No. 0-50659

Dear Mr. Vold:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                 Sincerely,

                 James A. Allegretto
                 Senior Assistant Chief
                 Accountant